                      UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                  (Amendment No. 1)*

                   Weeks Corporation
                   (Name of Issuer)

                     Common Stock
            (Title of Class of Securities)

                      94856P10-2
                    (CUSIP Number)

            William J. Henrich, Jr., Esq.,
        Dilworth, Paxson, Kalish & Kauffman LLP
      3200 Mellon Bank Center, 1735 Market Street
               Philadelphia, PA 19103-7595
                    (215) 575-7080
(Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                   November 7, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement|_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                     SCHEDULE 13D

CUSIP No. 94856P10-2

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Annenberg Foundation
      I.R.S. Identification #23-6257083

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) | |
                                                                 (b) | |

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      00
     The shares were purchased from funds of The Annenberg Foundation

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    | |

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized in the Commonwealth of Pennsylvania as a nonprofit stock corporation

                              7.    SOLE VOTING POWER
      NUMBER OF
        SHARES                      940,000 Shares
      BENEFICIALLY
       OWNED BY               8.    SHARED VOTING POWER
         EACH
      REPORTING                           0
        PERSON
         WITH                 9.    SOLE DISPOSITIVE POWER

                                    940,000 Shares

                              10.   SHARED DISPOSITIVE POWER

                                          0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             940,000 Shares held in the name of The Annenberg Foundation

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            | |

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.8%
14.   TYPE OF REPORTING PERSON*

       CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            SCHEDULE 13D

CUSIP No. 94856P10-2

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Walter H. Annenberg; Social Security ####-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) | |
                                                                 (b) |X|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      00
     The shares were purchased from funds of The Annenberg Foundation

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                             | |

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

                              7.    SOLE VOTING POWER
      NUMBER OF
        SHARES                      940,000 Shares
      BENEFICIALLY
       OWNED BY               8.    SHARED VOTING POWER
         EACH
      REPORTING                           0
        PERSON
         WITH                 9.    SOLE DISPOSITIVE POWER

                                    940,000 Shares

                              10.   SHARED DISPOSITIVE POWER

                                          0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             940,000 Shares held in the name of The Annenberg Foundation

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 | |

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.8%
14.   TYPE OF REPORTING PERSON*

       IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           AMENDMENT NO. 1

                                 TO

                      STATEMENT ON SCHEDULE 13D

Item 1.  Security and Issuer

        This Amendment No. 1 to Statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.01 per share
        (the "Common Stock"), of Weeks Corporation, a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4497 Park Drive, Norcross, Georgia 30093.

Item 2.  Identity and Background

         1.  Set forth below is certain information concerning
Walter H. Annenberg, a reporting person filing this Statement
("Annenberg").

            (a)   Name:  Walter H. Annenberg

            (b)   Business Address:

                  St. Davids Center, Suite A-200
                  150 Radnor-Chester Road
                  St. Davids, PA 19087

            (c) Principal Occupation: Private foundation executive, private investor and trustee

            (d), (e) Legal Proceedings: During the last five years, Annenberg
                     (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Citizenship: Annenberg is a citizen of the United States of America.

         2. Set forth below is certain information concerning The Annenberg Foundation, an additional reporting person filing this Statement
         (the "Foundation").

            (a)   Name/Place of Organization:  The Annenberg
                  Foundation, a Pennsylvania nonprofit stock corporation.

            (b)   Business Address:

                  St. Davids Center, Suite A-200
                  150 Radnor-Chester Road
                  St. Davids, PA 19087

            (c)   Not applicable.

      (d), (e) Legal Proceedings: During the last five years, the Foundation
              (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Not applicable.

      The Foundation is a Pennsylvania nonprofit stock corporation whose sole stockholder and sole Director is Annenberg. The business and affairs of the Foundation are managed by or under the direction of its Board of Directors. Annenberg is also sole Director, Chairman and President of the Foundation. As a result, for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and this Statement, Annenberg may be deemed to be the beneficial owner of the 940,000 shares of Common Stock of the Issuer held by the Foundation.

Item 3.  Source and Amount of Funds or Other Consideration

        The 940,000 shares of Common Stock of the Issuer reported in this Statement are held by the Foundation. As sole Director, Chairman and President of the Foundation, Annenberg has sole voting and sole dispositive rights with respect to the 940,000 shares of Common Stock. The shares were acquired by the Foundation out of its own funds for a total purchase price, not including brokers' commissions and related fees, of $21,566,037.50.

Item 4.  Purpose of Transaction

      The shares of Common Stock reported in this Statement were purchased solely for the investment purposes of the Foundation. Although neither the Foundation nor Annenberg has any contract or agreement to purchase shares of Common Stock of the Issuer from any person, the Foundation and/or Annenberg may purchase additional shares from time to time for investment if shares are available at prices considered to be favorable. The Foundation and Annenberg anticipate that any such additional purchases would be made in open market brokerage transactions. Whether the Foundation or Annenberg purchase additional shares and, if so, the number of shares to be purchased, will depend upon a variety of factors, including, among others, the market price of the shares, market conditions, availability of funds, evaluation of alternative investments and the need of funds for other purposes.

      Neither the Foundation nor Annenberg has any plans or proposals which would relate to or would result in any of the following:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on November 7, 1996, the Foundation was the holder of 940,000 shares of Common Stock of the Issuer. Therefore, in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder, the Foundation and Annenberg may each be deemed to beneficially own these 940,000 shares of Common Stock, which 940,000 shares constitute approximately 6.8% of the 13,756,185 shares of Common Stock of the Issuer outstanding as of November 7, 1996 as advised by the Issuer.

      (b) In his capacities as Chairman, President, sole Director and sole stockholder of the Foundation, Annenberg has sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, all 940,000 shares of Common Stock reported in this Statement as held by the Foundation.

      (c) The following table sets forth all transactions in the Issuer's Common Stock which were effected during the past sixty (60) days by the
      Foundation:

                                                     Price
               Purchase Date     No. of Shares     Per Share*
                  11/07/96          250,000**       $28.125
                  11/07/96           20,000         $28.125

*    Does not include brokers' commissions and related fees.
**   Purchased by the Foundation pursuant to the Issuer's public offering registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. All other purchases were effected by the Foundation in open market transactions on the New York Stock Exchange.

      (d) The Foundation has the sole right to receive and the sole power, acting through Annenberg, to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported herein as held by the Foundation.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Annenberg is the sole shareholder, Director, Chairman and President of, and has been a substantial contributor to, the Foundation.

      Except as described above in this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons, any holder, and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

      None.

                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: November 13, 1996
                                          Walter H. Annenberg,
                                          individually and as Chairman,
                                          President and sole Director of
                                          The Annenberg Foundation